

October 18, 2013

<u>Via E-mail</u>
Mr. Andrew Puhala
Senior Vice President and Chief Financial Officer
American Electric Technologies, Inc.
6410 Long Drive
Houston, Texas 77087

> **Re:**   **American Electric Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-24575**

Dear Mr. Puhala:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Financial Statements</u>

<u>Note 6. Advances to and Investments in Foreign Joint Ventures' Operations, page F-1</u>

1. We note the significance of your investments in joint ventures to your financial statements. In future filings, please revise to include all disclosures required by Rule 8-03(b)3 of Regulation S-X for your equity investees. For example, we note that you have not included gross profit in your disclosures.

2. In light of the significance of your investments in joint ventures please explain to us how you considered whether providing separate full equity method investee financial statements for the more significant investees would be material to an investor's understanding of your financial statements. We note that net sales of BOMAY increased from $53.6 million in fiscal 2011 to $84.6 million in fiscal 2012 and exceeded your consolidated net sales each period and net equity income from foreign joint ventures' operations represented most of your net income for fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief